NO ACT

PE
1-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10013716

February 3, 2010

Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

Received SEC
FEB 03 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-10

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

Dear Mr. Palm:

This is in response to your letter dated January 11, 2010 concerning the shareholder proposal submitted to Goldman Sachs by James McRitchie. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Goldman Sachs' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Goldman Sachs seeking approval of an amendment to Goldman Sachs' Restated Certificate of Incorporation to require that a special meeting be called upon the request of holders of record of at least 25% of Goldman Sachs' outstanding shares of common stock. You indicate that the proposal and the proposed amendment sponsored by Goldman Sachs would directly conflict, and that inclusion of the proposal and the proposed amendment in Goldman Sachs' proxy materials would present alternative and conflicting decisions for shareholders and create the potential for inconsistent and ambiguous results if the proposal and the proposed amendment were approved. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.– Request to Omit Shareholder Proposal of Mr. James McRitchie

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Mr. James McRitchie. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent and John Chevedden, his named proxy, as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution contained in the Proposal reads as follows:

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2010 Annual Meeting.

The Company's Restated Certificate of Incorporation and Amended and Restated By-laws each currently provide that only the Company's Board of Directors may call special shareholder meetings. The Company intends to submit a proposal at its 2010 Annual Meeting asking the Company's shareholders to approve an amendment to the Company's Restated Certificate of Incorporation requiring the Company to call a special meeting of shareholders upon the request of holders of record of at least 25% of the Company's outstanding shares of common stock (the "Company Proposal"). The Company Proposal will also set forth corresponding Bylaw amendments implementing the right of holders of at least 25% of the Company's outstanding shares of common stock to cause the Corporation to call a special meeting, which amendments will take effect upon shareholder approval of the amendments to the Restated Certificate of Incorporation.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release 34-40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80, 538 n.27* (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders and submission of both proposals to a vote of shareholders could result in ambiguous and conflicting results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Becton, Dickinson and Co.* (Nov. 12, 2009) ("*Becton*") (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *H.J. Heinz Co.* (May

29, 2009) ("*Heinz*") (same); *International Paper Co.* (Mar. 17, 2009) ("*International Paper*") (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *EMC Corp.* (Feb. 24, 2009) ("*EMC*") (same); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings).

The Staff has previously permitted exclusion of a shareholder proposal under circumstances nearly identical to the Company's. *See, e.g., Becton*; *Heinz*; *International Paper*; *EMC*. As in these letters, the inclusion of the Company Proposal and the Proposal in the 2010 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and create the potential for inconsistent and ambiguous results if both proposals were approved. For example, because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting, there is potential for conflicting outcomes if the Company's shareholders consider and adopt both the Company Proposal and the Proposal.

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: James McRitchie (w/attachment)
John Chevedden (w/attachment)

Exhibit A

Text of Proposal and Supporting Statement

[ ] – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" in governance with "High Governance Risk" and "Very High Concern" in executive pay. CEO Lloyd Blankfein's total realized pay for 2008 was extremely high at nearly $26 million. Over $25 million of this came from the vesting of restricted stock units. It appeared that these awards did not have any performance vesting features, which would serve to align the executive pay to shareholders' interests. Source: The Corporate Library.

Nine directors served on each of our board committees (audit, executive pay and nominating), except for Lloyd Blankfein and Ruth Simmons. This structure negated the benefit of the committee structure. The layers of approval were removed because when the committee made recommendations to the entire board, there was only two directors not involved in the original decision.

We had no shareholder right to vote on executive pay cumulative voting, act by written consent, call a special meeting, an independent board chairman, a lead director or a simple-majority voting standard. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The Simple Majority Vote topic won more than 75% support at our 2009 annual meeting and this 75% included 54% of all shares outstanding. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on [ ].